Filed Pursuant to Rule 424(b)(5)
Registration No. 333-233636

Calculation of Registration Fee

	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock, par value $0.001 per share	5,434,783	$9.20	$50,000,000	$6,490

(1) Calculated in accordance with Rule 457 under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
(To the Prospectus dated September 5, 2019)

5,434,783 Shares
Common Stock

We are offering 5,434,783 shares of our common stock, par value $0.001 per share, directly to an institutional investor pursuant to a securities purchase agreement dated December 22, 2019 (the “Securities Purchase Agreement”), this prospectus supplement, and the accompanying prospectus. The common stock will be purchased at a negotiated price of $9.20 per share. The offering will result in total proceeds (before expenses) to the Company of $50.0 million. There are no underwriting or placement agent fees associated with the offering.

Our common stock is listed on the Nasdaq Capital Market under the symbol “TGTX.” On December 20, 2019, the closing sale price of our common stock was $10.11 per share.

Investing in these securities involves a high degree of risk. Before buyin  g shares of our common stock, you should carefully consider the risk factors described in “Risk Factors” in our annual report on Form 10-K and our other reports filed with the Securities and Exchange Commission which are incorporated into this prospect supplement and accompanying prospectus by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

December 23, 2019.